Filed by: New York Community Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Flagstar Bancorp, Inc. (Commission File No.: 001-16577)

New York Community Bancorp, Inc.-Flagstar Bancorp, Inc.

Joint Acquisition Announcement and Q1 Earnings Conference Call

Monday, April 26, 2021

CORPORATE PARTICIPANTS

Alessandro P. DiNello Flagstar Bancorp, Inc. - President, CEO & Director

James K. Ciroli Flagstar Bancorp, Inc. - Executive VP & CFO

John J. Pinto New York Community Bancorp, Inc. - Senior EVP & CFO

Lee Matthew Smith Flagstar Bancorp, Inc. - President of Mortgage of Flagstar Bank

Salvatore J. DiMartino New York Community Bancorp, Inc. - Senior MD and Director of IR & Strategic Planning

Thomas Robert Cangemi New York Community Bancorp, Inc. - President, CEO & Chairman of the Board

CONFERENCE CALL PARTICIPANTS

Brocker Clinton Vandervliet UBS Investment Bank, Research Division - Executive Director & Senior Banks Analyst of Mid Cap

Christopher Edward McGratty Keefe, Bruyette, & Woods, Inc., Research Division - MD

Christopher William Marinac Janney Montgomery Scott LLC, Research Division - Director of Research and Banks & Thrifts Analyst

David Patrick Rochester Compass Point Research & Trading, LLC, Research Division - MD, Director of Research & Senior Research Analyst

Ebrahim Huseini Poonawala BofA Securities, Research Division - Director

Kenneth Allen Zerbe Morgan Stanley, Research Division - Executive Director

Mark Thomas Fitzgibbon Piper Sandler & Co., Research Division - MD & Head of FSG Research

Matthew M. Breese Stephens Inc., Research Division - MD & Analyst

Stephen M. Moss B. Riley Securities, Inc., Research Division - Analyst

Steven A. Alexopoulos JPMorgan Chase & Co, Research Division - MD and Head of Mid-Cap & Small-Cap Banks

Tu Duong RBC Capital Markets, Research Division – Analyst

PRESENTATION

Salvatore J. DiMartino - New York Community Bancorp, Inc. - Senior MD and Director of IR & Strategic Planning

Good morning, everyone. This is Sal DiMartino, Director of Investor Relations. Earlier this morning, we issued a joint press release and presentation announcing the acquisition of Flagstar Bancorp by New York Community Bancorp. Both companies also separately issued their respective First Quarter 2021 earnings releases, which we will briefly discuss this morning. Please note that today’s call will take the place of the previously scheduled earnings calls, which have been canceled. Today’s releases and presentations have been posted on each company’s Investor Relations’ website.

Before the discussion begins, I’d like to remind you that certain comments made today by the management teams of both New York Community and Flagstar, may include forward-looking statements within the meanings of the Private Securities Litigation Reform Act of 1995.

Such forward-looking statements we may make are subject to the safe harbor rules. Please review the forward-looking disclaimer and safe harbor language in today’s press releases and presentations for more information about risks and uncertainties which may affect us.

Now I would like to introduce New York community’s Chairman, President and CEO, Thomas Cangemi.

Thomas Robert Cangemi - New York Community Bancorp, Inc. - President, CEO & Chairman of the Board

Thank you, Sal. Good morning, everyone, and thank you for joining us today, to discuss the great combination we announced earlier this morning, along with our strong first quarter results.

Joining me in Westbury, our Chief Operating Officer, Robert Wann; and our Chief Financial Officer, John Pinto. Also on the line is my new partner, Sandro DiNello, President and CEO of Flagstar, along with members of his executive leadership team.

Before launching into a discussion of the transaction, I would like to provide you with a brief overview of our strong first quarter results. This morning, we announced better-than-expected first quarter results of $0.29 per share, $0.02 ahead of consensus. The quarter was characterized by double-digit net income and EPS growth. Strong growth in pre-provision net revenue, continued margin expansion, good loan growth, strong deposit growth, lower operating expenses and a continuation of our market-leading superior asset quality. For the 3 months ended March 31, 2021, our pre-provision net revenue increased $64 million or 47% to $200 million, driven primarily by an impressive 30% increase in net interest income due to lower interest expense.

On the net interest margin front, our first quarter margin was 2.48%. Prepayments were $20 million and added 15 basis points to the NIM. Excluding the impact from prepayments, the margin was 2.33%, up 3 basis points compared to the previous quarter and up 41 basis points compared to the year ago quarter. We are very happy with the trend in our efficiency ratio, as we continue to improve, declines of less than 40%.

Noninterest expenses was $132 million, slightly below last quarter’s results and better than originally anticipated. On the lending side, overall loans increased $242 million, up 2% annualized, led by specialty finance and commercial real estate. Although multifamily portfolio was relatively unchanged due to prepayment, first quarter multifamily originations of $1.5 billion exceeded last quarter’s pipeline of $1.1 billion. As I have articulated previously, one of NYCB’s top goals has been to diversify our funding mix. During the quarter, we entered into a third quarter relationship to bring in low-cost deposits, taking advantage of new capability provided by our ongoing systems and strategic transformation. To this end, total deposits rose 22% or $1.8 billion as of March 31, 2021, with $1.6 billion coming from this relationship. Importantly, deposits were noninterest-bearing. We believe this, along with other initiatives we are working on will continue to diversify our deposit mix, and in time, will provide a stable source of on-balance sheet liquidity.

Lastly, our asset quality metrics remained strong. As NPAs decline, and then - and we recorded net recoveries this quarter. Importantly, 100% of the loans on full payment deferral have now returned to payment status. Moreover, the vast majority of those loans currently modified and paying interest on are expected to come period during the second quarter, at which time, we expect them to return to full payment status. In terms of our regional economy, outlook is increasingly positive. With the rollout of a vaccine and additional fiscal stimulus, we are beginning to see green shoots in the New York City region. Our portion of the New York City real estate market, the non-luxury rent-regulated portion of multifamily market continue to perform extremely well. Our borrowers have strong balance sheets, and rent collections are above pre-pandemic levels, hovering in the high 90% level. So we continue to be optimistic about the full reopening of the region. Overall, this has been a very strong start to the year, and we believe these trends bode well for the remainder of the year on a stand-alone basis.

Not only am I excited about our first quarter results, I am thrilled about our combination with Flagstar announced this morning. When I was named President and CEO earlier this year, I outlined what my strategic priorities would be. One of my key priorities was to seek a like-minded partner who will provide us with a diverse revenue stream, improve our funding profile and accelerate our transition to a dynamic commercial banking organization. In Flagstar, we have found such a like-minded partner. The merger of our 2 organizations will provide us a larger platform, a more robust product offering for our clients, a strong employee talent pool and significant balance sheet size to accelerate our combined transformation to a high-performing commercial bank. It provides both product and geographical diversification, including a top 10 national mortgage origination and servicing business. It had a significant management expertise, greatly improves our funding mix, and interest rate sensitivity and will substantially increase capital generation. We are combining 2 great banks with similarly useful and risk minded cultures, performance-based values and complementary business models positioning us to a strong institution for the future.

I am very bullish about what this combination will mean for our customers, our employees, our communities and our shareholders. In short, this partnership benefits us financially, strategically and culturally. Before we go into a detailed discussion of the transaction, I’m very happy to introduce Sandro DiNello, and will turn it over to him for comments.

Alessandro P. DiNello - Flagstar Bancorp, Inc. - President, CEO & Director

Thank you, Tom. You used the words like-minded partner in your comments to describe the combination of our 2 companies. I think the words apply equally to our own relationship and the way we work together to make this day a reality. It’s been a real pleasure, my friend. Thank you too, for the opportunity to talk a little bit about Flagstar in the union of our 2 companies. And a message to our employees earlier this morning, I described the combination of Flagstar and NYCB as a unicorn. We were doing great on our own, posting quarter after quarter of profits, reliably increasing shareholder value and executing on our business plan to become a true commercial bank.

In fact, today, we announced another quarter of impressive results, reporting a second best quarter ever. We win the opportunity to join forces, with NYCB came our way, and after considering it very carefully, we felt this was an outstanding way to accelerate our internal plans for the future. It’s the right deal at the right time with the right partner. I can’t wait to see it all unfold.

Now for our first quarter results. It was another standout quarter for Flagstar as we posted net income of $149 million or $2.80 per diluted share. If you back out the onetime expense associated with the settlement, we earned $3.31 per diluted share for the quarter, making this one of the strongest quarters we have ever reported. On this basis, we returned 2.4% on assets and 31% on equity. While mortgage took center stage, revenue from banking and servicing continue to be strong, allowing us to deliver diversified earnings. Here are a few highlights from the quarter. Our net interest margin increased 4 basis points. Credit continues to hold up extremely well, allowing small ACL release while still maintaining a strong coverage ratio of 3.1%, excluding warehouse loans. Mortgage revenue was outstanding with non sale revenue of $227 million and a margin of 184 basis points. We saw growth of over 50,000 in loan serviced or subserviced. Capital ratios remained high, book value grew to $41.70 per share. Looking at Q1 results for both companies, where we each excel and were together, each of us could be even better, I think you can see why this transaction was so compelling.

Now I’ll turn this back to Tom to walk you through our investor presentation.

Thomas Robert Cangemi - New York Community Bancorp, Inc. - President, CEO & Chairman of the Board

Thank you, Sandro. As I said earlier, I’m very excited about this transaction and what it does for both organizations. Turning to Slide 4 of the investor presentation. Let’s talk about some of the key ways that this transaction will enhance shareholder value. The combination accelerates our stand-alone plan to transform our business model to a commercial bank creates a top-tier regional bank with significant scale and broader diversification, drive strong, sustainable financial performance and significant capital generation. Improves our overall funding profile and interest rate positioning, combine the best-in-class multifamily lender with a top-ranked national mortgage originator and servicer, preserves each bank’s unique low credit risk model and combines 2 very strong management teams and boards. And in keeping with our financial discipline, this deal is immediately accretive to tangible book value and earnings per share. Importantly, our accretion numbers are based on very realistic modeling, including conservative cost saves and mortgage banking assumptions, no revenue synergies and no financial engineering such as share buybacks and balance sheet repositioning. Our projections capture an expected decline in mortgage originations over the next couple of years, reflecting that the transaction is strongly accretive, notwithstanding that decline.

From year-to-year, we have evaluated multiple alternatives to transition our business model to a commercial bank. It has been very clear that executing on this repositioning organically would require significant investment in personnel and resources and take a substantial period of time to execute. Partnering with Flagstar, which is already on its way to becoming a high-performing commercial bank significantly accelerates this process. As I will discuss later, together with, enhance our profitability metrics along with our national peers. A notable feature of the transaction with Flagstar is a significant sustainable excess capital generated by the combined company. After the payment of dividends to shareholders, we estimate additional capital generation of $500 million annually. This provides the company with greater flexibility to grow the balance sheet, more capital management opportunities and resources to reinvest into various businesses, people, processes, and of course, technology, including platforms that serve growing consumer demand for digital services.

The transaction greatly improves our funding profile. As we will have a larger percentage of our deposits in noninterest bearing accounts. And from an interest rate sensitivity perspective, we will take advantage of the opportunity to transform a long history of being liability-sensitive to being asset sensitive at the close, positioning ourselves for an expected increase in market interest rates over the next few years. We are also combining 2 market-leading low credit risk lending businesses, and regulated multifamily and national mortgage banking. Both Sandro and I see long-term value in our 2 banks steadfast commitment to preserving strong asset quality. Our credit quality ratios remained strong with minimal losses in each of our loan books. Additionally, our enhanced products and capabilities will provide multiple cross-sell opportunities, and I’m looking forward to working with Sandro in putting our 2 strong management teams and boards together.

Slide 5 summarizes the key transaction terms. This deal is structured as a tax-free 100% stock deal with a fixed exchange ratio of 4.0151 NYCB shares for each Flagstar share. It works out to be 6.4x 2022 consensus EPS estimates with fully realized cost saves, 115% of tangible book value per share and a 2.2% deposit premium.

Our new company will be headquartered in Long Island, New York with a regional headquarters in Troy, Michigan. The Board will be comprised of 12 directors, 8 from NYCB and 4 from Flagstar, including Sandro, who will become nonexecutive Chairman. Additionally, I’m very pleased to welcome Lee Smith and Reginald Davis to our executive leadership team as senior Executive VP. Lee will be President of Mortgage and Reggie President of Banking. Lee has been a wealth of knowledge and expertise in our new company. He joined Flagstar in 2013 from a private equity firm and served as Executive Vice President and Chief Operations Officer, until he was appointed as Head of Mortgage in the third quarter of last year. Reggie has 35 years of extensive retail, commercial banking and commercial real estate experience as large regional banks, including Truist, RBC Bank U.S.A. and Wachovia.

Both of these highly qualified individuals will help us move forward in key areas of the new bank. And looking forward to working with both of them. And Sandro and I finalize our integration plan, we will draw on the relative strength of each company and bringing together the best talent from both organizations for the remaining key roles.

As discussed on previous calls, a hallmark of our M&A strategy is that deals must be accretive to earnings and tangible book value per share. As you can see on Slide 6, this transaction nicely meets this criteria. Financially, the transaction is very compelling, with expected double-digit EPS accretion of nearly 16% and immediately a 3.5% accretion to tangible book value per share using conservative modeling assumptions. Cost are estimated at $125 million, but given the fact that both companies are on the same core system, this estimate could prove to be conservative. It is also very conservative relative to other recently announced transactions. Our capital ratios post close will also be very strong with a common equity Tier 1 ratio of over 10%. We plan to maintain NYCB’s strong dividend at $0.68 per share. Based on our pro forma EPS, the dividend payout ratio will decline to 47%. As previously mentioned, our ongoing capital generation will be significant. And finally, our credit remains strong with estimated pro forma 3-year cumulative charge-offs of only 20 basis points. This metric would have been even lower to exclude the tax and related charge-offs, which have accounted for the majority of NYCB’s modest charges over the past 3 years.

Slide 7 highlights the scale of our combined franchise. The company will have $87 billion in assets and operate nearly 400 traditional branches throughout 9 states and 87 retail lending offices in 28 states. Sandro and I see significant opportunities to put up much larger balance sheet to work, boosting existing and future lending and other capabilities across the extensive reach of our new retail and digital platforms.

Turning to the next slide. A few words about Flagstar’s remarkable banking franchise. Flagstar currently ranked as one of the leading regional banks in the country with a diversified relationship based business model, comprise of consumer, CRE and C&I lending with a low-risk credit profile and a low-cost core deposit base, along with strong market share in Michigan. Its mortgage business is the sixth largest bank originator nationally and is a leading sub service as well, handling payments and record keeping for nearly $250 billion of loans across almost 1.1 million accounts.

Sandro and his executive leadership team have done a great job in building and running an enormously successful organization over various cycles in the highly competitive markets, and I look forward to working together with them to building even stronger commercial bank. Next slide, Slide 9, highlights some of the combined company’s complementary product offering. As you can see, we are pairing commercial and retail capabilities that will enable us to better serve our customers’ evolving banking needs. Although we are not modeling revenue synergies, it is a real opportunity over time to significant synergies. We have the leadership expertise and product set to accelerate our strategy and grow the business. Our enhanced scale and capital generation provides the combined company with greater capacity to lend and the opportunities keep in our deposit relationships. Combined, we will possess a comprehensive commercial banking offering. We will diversify our lending across multiple asset classes, and we’ll further expand our footprint in contiguous markets to grow our regional and national business line.

In addition, there is a tremendous opportunity within NYCB’s branch network, which has historically been underutilized through the introduction of retail lending capabilities and fee-based products. We will leverage Flagstar’s leadership expertise in retail banking to fully capture this opportunity.

To summarize our customer value proposition, we will benefit from the expanded scale and resources of the combined company. Slide 10 shows a combined revenue profile. As you can see by the pie chart on the right, for NYCB, the contribution from fee income more than doubled to 35% of total revenues to pay to 14% on a stand-alone basis. While Flagstar’s mortgage fee revenues declined from 36% on a stand-alone to 20% combined.

Flagstar’s mortgage platform is a market-leading business that will continue to perform well through the cycle with attractive growth opportunities in which we will invest. As we continue to grow and invest in our business over time, we do expect that the mix of our revenue and earnings will naturally shift towards a more commercially focused banking model. Next slide outlines several of our key financial metrics on a pro forma basis. Both expected return on average assets and return on average tangible common equity improved on a combined basis. Our efficiency increases to about 50% given the operating margins in the mortgage banking business, but is still well below many of our peers while net charge-offs remain extremely low on a pro forma basis. Slide 12 has a breakdown of our pro forma loan book. On a combined basis, we will meaningfully reduce the new company’s relative dependence on CRE and residential mortgages. While our interest rate sensitivity migrates to an asset-sensitive position compared to our current liability sensitive position given a substantial balance of variable rate loans in flats portfolio and a better core funding mix. Driven by higher concentration to low-cost deposits. Our pre concentration drops to about 555% pro forma compared to 750% stand-alone and to less than 300% when we exclude the event regulated multifamily book.

In terms of credit quality, on Slide 13, we show that both companies operate a very low credit risk lending model, reflecting our 2 companies’ strong credit risk management discipline. Our relative historical credit metrics have always ranked among the best in the banking industry. 67% of the combined loan book is comprised of near zero credit risk assets. Both companies have significant expertise in their asset classes and both our experience at managing these businesses over multiple credit cycles. Given our similar underwriting philosophies, we expect that credit quality will remain a hallmark of the combined company. On the funding side, you will see on Slide 14, that on a combined basis, our funding mix improved substantially, and the cost of funding declined given a higher concentration of core deposits. In particular, noninterest-bearing deposits and less overall reliance on wholesale funding sources. In addition, we now have the flexibility to reduce our dependency on wholesale funding. Moreover, increased balance sheet size gives us the Flagstar to store relationships. On Slide 15, in terms of due diligence, both sidenotes a comprehensive due diligence process led by key executives from both organizations as well as our advisers and consultants.

Although we have been familiar with each other for quite some time, and NYCB has retained significant knowledge and expertise from its experience in the large-scale residential mortgage lending business from 2009 to 2017, our recent due diligence efforts cover all major functional areas and all major lending portfolios. We also reviewed integration plans and are very comfortable in our ability to execute them. Let me note again that both companies operate on the same core platform. Lastly, on Slide 16, I mentioned earlier, our companies have shared values, including, among other things, a strong credit risk management discipline, commitment to expanding and diversifying operations and balance sheet through this transaction. And moving forward into new channels for capturing and servicing the nation’s banking needs. These values translate into a meaningful commitment to our employees, all of our customers and for every community which we serve. Additionally, both companies see the transaction as an opportunity to strengthen our mutual commitment to a diverse, inclusive and culturally rich corporate environment. Now I will turn it back over to Sandro for some additional comments. Sandro?

Alessandro P. DiNello - Flagstar Bancorp, Inc. - President, CEO & Director

Thanks, Tom. There is a lot to love about this combination. For starters, we’re both coming into this from a position of strength. Neither of us is a White Knight trying to save the other. We’re both successful and profitable. Flagstar has been in the mortgage business since 1987. We have many customers who have been with us for decades. And as a bank, with the balance sheet, we have distinct advantages over nonbank mortgage lenders. In a similar way, NYCB’s dominance in multifamily real estate is unquestioned. The scale of its branch network is formidable. At its most basic, this combination is all about rounding each other out, unlocking the potential in each other’s franchise and leveraging a bigger balance sheet to bring more to our shareholders, customers, employees and communities. Take technology as an example, as a larger organization with more capital, we can invest in technology and offer customers multichannel options in doing business with us, face-to-face, telephony, digital and mobile. And that’s just one example. This is a special day. It’s a great day for Flagstar and NYCB. I look forward getting off the starting blocks and watching our 2 great franchises come together to knock it out of the park.

On that note, Tom, and I will be happy to answer your questions. Melissa, please open the line for questions. We’ll do our best to get to all of you within the time remaining, but if we don’t, please feel free to call us later today or this week. Melissa?

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Our first question comes from the line of Ebrahim Poonawala with Bank of America Securities.

Ebrahim Huseini Poonawala - BofA Securities, Research Division - Director

Good morning, congratulations on getting the deal done in such short order and what looks like a relatively attractive deal while maintaining the dividend. So good first step. I guess, just as we dig into the deal, you talked a few times about the core systems being on the same platform. Just talk to us in terms of a little bit more detail around the deposit and the lending platform. What needs to be done from a systems conversion perspective? And has the decision been made in terms of which set of systems you’re going to operate with as a combined bank?

Thomas Robert Cangemi - New York Community Bancorp, Inc. - President, CEO & Chairman of the Board

Yes. That’s a great question, Ebrahim. I would say, with that question, we are partnering with Flagstar. First, Flagstar’s core DNA is on both companies’ platforms. So that’s an easy integration opportunity for us. So we partner with Flagstar and obviously, Sandro’s team is partnering with Flagstar. So that’s the core. And as far as the systems, we’re going to go through a very detailed process from now through integration into the to the quote and ultimately, the conversion, but we feel very optimistic that there’s a tremendous amount of efficiency when it comes to systems but clearly, we’re going to go and take the best systems for the bank and think about the benefits of technology and try to improve more towards the digitization of the entire banking platform, both on the consumer side, commercial and on the deposit side. So there’s no question that when you think about the opportunity to bring the systems together, this is going to be a simplistic conversion on the core, but the plug-ins where things will be very interesting as we move into a different world in technology. So we’re excited about that.

Ebrahim Huseini Poonawala - BofA Securities, Research Division - Director

Got it. And I guess just moving to the balance sheet. Historically, done transactions run off on the acquired entities loan portfolio. Clearly, this is a very different type of deal. Just tell us in terms of - is there anything on the deposit or the lending side that you expect will get restructured or runoff following the deal that we should be looking out for?

Thomas Robert Cangemi - New York Community Bancorp, Inc. - President, CEO & Chairman of the Board

Ebrahim, this deal is all about 2 companies coming together with 2 strengths. They had tremendous strengths on both sides. They have tremendous businesses. We want to be in those businesses, diversification to this combined balance sheet. No question that the warehouse business is a very attractive business. It ties very nicely into the mortgage business. We believe that business can significantly increase on where it’s today, just given the size of the capital structure. They have loan limitations for one customer. So think about taking the company close to $100 billion and what the capacity can actually be. So we’re very comfortable with all their lines of businesses. We’ve diligence tremendously all of the product mixes. And I think we are great complements to the company. So there’s no expectation of rolling off any of the lives. If anything, I believe the synergies of growth is there. There’s tremendous growth opportunities to roll this out throughout the entire platform. We talked a little bit about back in the first - in the beginning of the year about when we came out with the fourth quarter results. We need to build the for the bank. This is no question going to roll through our retail franchise that has been underutilized from the beginning of time.

We want to transition away from the thrift balance sheet. Having the product mix, both on the commercial side, outside of multifamily and CRE, in addition to having a significant amount of consumer products. Once we start running these brands of these products through the branch network, it’s going to be a very powerful opportunity to grow different lines of businesses on the balance sheet, we believe there’s tremendous synergy there.

Ebrahim Huseini Poonawala - BofA Securities, Research Division - Director

Got it. And just one very quick one. Your cost-saving assumption, does it include any expectations for consolidation in the NYCB, New York branch footprint or no?

Thomas Robert Cangemi - New York Community Bancorp, Inc. - President, CEO & Chairman of the Board

No, zero. Who was - 8% of the combined P&L. I believe that’s very conservative. If you look at the Flagstar franchise at 11% of the Flagstar franchise, 30% of their core banking franchise. We put zero cost savings applied to the mortgage banking. So clearly, we think it’s conservative. Obviously, we’re going to look at the franchise going forward, and we’ll look at the branding down the road, but no question that this franchise on a combined basis, is very powerful. It moves towards a national platform. And clearly, we will be able to, in my opinion, look at these cost saves as being, look back and the say I was very conservative. So 125 in my opinion is conservative. We believe that it’s highly achievable. We’ve been identified and - and we feel very comfortable that we’ll be able to execute in the short order.

Operator

Our next question comes from the line of Mark Fitzgibbon with Piper Sandler.

Mark Thomas Fitzgibbon - Piper Sandler & Co., Research Division - MD & Head of FSG Research

And congratulations on a nice transaction. Tom, I know you said your projections don’t incorporate share repurchases, but do you expect the capital ratios will be high enough, maybe some point late in 2022 to contemplate buyback?

Thomas Robert Cangemi - New York Community Bancorp, Inc. - President, CEO & Chairman of the Board

So look, Mark, this company is going to generate a lot of capital. So post close, we’re looking at about $500 million of excess capital after we pay our shareholders a very substantial dividend. And that’s the total shareholder base. So this is a significant benefit for all sets of shareholders here. The capital generation is significant. We’re going to look at all capital opportunities, obviously, including buybacks. But the reality is we want to also grow the business. We want to have this capital to grow this book, grow the business and be very flexible on, as I discussed in my prepared remarks, people, processes and technology. So clearly, the buyback is definitely one of the focuses as we go forward in the future. But clearly, the fact that our dividend payout ratio is below 50%. We haven’t seen that in quit some time, really strengthens our capacity to generate capital until we turn it back to shareholders. There’s no question that we’ll be part of our capital management tool as we go forward.

Mark Thomas Fitzgibbon - Piper Sandler & Co., Research Division - MD & Head of FSG Research

And then, Tom, 2 questions around the mortgage business. First, would you look to buy additional mortgage platforms? And second, I guess at the mortgage company, I’m curious how much of the operating costs are fixed versus variable? And if loan volumes decline, how fast can you sort of take down the cost structure?

Thomas Robert Cangemi - New York Community Bancorp, Inc. - President, CEO & Chairman of the Board

Well, I’m going to just put that question to Lee Smith, who runs the mortgage business and why don’t Lee just take that one. Lee?

Lee Matthew Smith - Flagstar Bancorp, Inc. - President of Mortgage of Flagstar Bank

Yes. Thanks, Tom. Thanks for the question. So let me do the last part of your question first. In terms of our cost structure on the mortgage side, 70% to 75% of that cost of variable or semi variable. And that’s because we leverage third-party vendors.

We utilize it over time and weekends. We’ve got commissions on the sales side so the good news is the volume down a significant amount of the cost base also down, and that’s the way we’ve structured it. In terms of growth, I think the big opportunity going forward are in the consumer direct channel and the broker channels. And we think that we can grow those organically and through lift outs. We don’t necessarily think we have to execute on mortgage acquisitions, will obviously be flexible, but we’ve already got a very big mortgage footprint with the 6th largest bank originator of mortgages in the country. We operate in all 6 channels. And we think that we can continue to grow in the consumer direct and broker channels, organically out, and that would be the plan.

Mark Thomas Fitzgibbon - Piper Sandler & Co., Research Division - MD & Head of FSG Research

Great. And then lastly, you mentioned in the slide that the opportunity to do some liability restructuring. I’m curious, that will happen post closing, presumably? And can you help us think through how much and what the timing might look like.

Thomas Robert Cangemi - New York Community Bancorp, Inc. - President, CEO & Chairman of the Board

So Mark, what’s interesting about that is that we have tremendous flexibility. This deal has no restructuring. It has no buybacks modeled in. Obviously, we’re going to get a substantial amount of noninterest-bearing demand deposits. We’re focusing on our own deposit initiatives as we stand today. We believe we have a number of things internally that we’re rolling out, including working with our customers. Getting that deposit relationship going, making sure only close loans, we were getting deposit flows. So that’s all happening on top of our transition to put this merger together. So we’re very excited about the opportunity to be less wholesale dependent. If you look at what’s coming due in the next 1.5 years, it’s probably about $3 billion of flood that are coming due. And taking that flood balance and removing it just from the passage of time, which what comes by the way without any charges, will significantly increase the NIM as well. The deposits that we’re getting principally from the Flagstar organization has a high percentage of noninterest-bearing demand accounts. That’s zero.

Putting zero against the 2 , 3 a liability with the flub is a much better option for the company. Like I said in the beginning of the year, our goal is to reduce our dependence on wholesale deposits. In a perfect world, we would remove $15 billion of wholesale and make it all retail and have a noninterest-bearing component of that. That’s going to, in my opinion, have a substantial benefit for the multiple of this company. We can look at 2 to 3 multiple turns just by changing our dependency on wholesale deposits. So no question that there’s an opportunity for restructuring. We’re not modeling it. We will look at the market on type of time, depending on the amount of liquidity that we have. We have a lot of liquidity right now. As flowing opportunities come due and potential restructurings, we may execute on that, but it’s not in the numbers. It only if the pro forma number is higher.

Operator

Thank you. Our next question comes from the line of Steve Moss with B. Riley Securities.

Stephen M. Moss - B. Riley Securities, Inc., Research Division - Analyst

Congratulations, Tom and Sandro. Just want to start with - maybe just in terms of common balance sheet on the asset side. Just wondering if you anticipate maintaining Flagstar’s held-for-sale portfolio?

Thomas Robert Cangemi - New York Community Bancorp, Inc. - President, CEO & Chairman of the Board

Absolutely. That is a great line of business. Obviously, when we ran the Amtrust mortgage business, that was a very high-yield and short-term piece of paper. And clearly, that is a significant source of liquidity and our goal is that it should stay, depending on the type of volume in the mortgage business as a material benefit to the combined company. It’s substantially beneficial to the margin. And clearly, it’s a liquid position. So no question is part of the mortgage banking platform. And absolutely, we’ll hold that. Yes.

Stephen M. Moss - B. Riley Securities, Inc., Research Division - Analyst

Okay. That’s helpful. And then just, Tom, in terms of margin expectations for New York community here going forward, it looks like a good quarter here on margin expansion. Just if you could discuss your expectations over the remainder of the year, it appears 2022 consensus seems a bit low for you guys?

Thomas Robert Cangemi - New York Community Bancorp, Inc. - President, CEO & Chairman of the Board

Yes. So look, we’re very pleased to see the margin continue to expand. We believe it will continue to expand throughout the year. Obviously, we have an abundance of liquidity on the balance sheet from the deposit initiatives that we just put in place. I believe if you take out that excess liquidity, we’ll see the margin up another 3 basis points in this upcoming quarter. I think that will continue throughout 2021 with the anticipation that we - on a stand-alone basis, the cause of franchise to probably see not including the Flagstar franchise, which has a lower cost of deposits. Probably bottoming out around 35 to 38 basis points by August of 2021. So the continuation of lower funding costs throughout the bank. Possibility of maybe paying off some debt along the way, which will definitely helping them. And we think that this will continue in ‘21.

What we’d like to see it happen. We’d like to see the back end of the curve start to continue to increase, so they can start getting better lending yield. That’s been a challenge back and forth given the volatility there. But it seems like the faster direction is at higher yields in the back end and obviously, stable funding on the short end. So we still anticipate a further margin expansion in 2021.

Stephen M. Moss - B. Riley Securities, Inc., Research Division - Analyst

Okay. And just last one for me. Just in terms of the EIP deposits that came on balance sheet this quarter. Just maybe give us more color on that leadership and maybe how big you think it could get going forward here?

Thomas Robert Cangemi - New York Community Bancorp, Inc. - President, CEO & Chairman of the Board

So I’m going to defer that to Mr. Pinto, he’s been working on the transaction for us.

John J. Pinto - New York Community Bancorp, Inc. - Senior EVP & CFO

Yes. Thank you. That’s the first step in building out our relationships, as Tom has mentioned, with our technology providers to try to bring in more noninterest-bearing deposits on a stand-alone basis. So this is related - we have relationships now that are really with all 3 of the economic impact stimulus plans, we have deposits related to that. So you do see swings in these deposit balances. They increased to about $1.6 billion at year-end. It continued to increase throughout this part in the second quarter. So we got up to around $3 billion, and then it’s going to start to come down throughout the rest of the quarter, but there’ll be a nice tail that will lag and stay with us for the rest of the year.

This is, once again, just the first step in that process. So as we bring in other types of relationships, we should see more stable funding from that. But this is a really good start and a good noninterest-bearing start to bring in those deposits.

Operator

Our next question comes from the line of Chris McGratty with KBW.

Christopher Edward McGratty - Keefe, Bruyette, & Woods, Inc., Research Division - MD

I’m kind of interested in the background on the regulatory process with this transaction. Maybe you could share some thoughts on conversations with the regulators ?

Thomas Robert Cangemi - New York Community Bancorp, Inc. - President, CEO & Chairman of the Board

Well, obviously, we can’t speak specifically about regulatory competition other than you would expect that a transaction this size was tremendously vetted and discussed well before it was announced. And we’re very comfortable as we move forward.

Christopher Edward McGratty - Keefe, Bruyette, & Woods, Inc., Research Division - MD

Okay. And then on the capital generation, it’s going to be notable. There’s been reports that other deposits may be available in the market from banks looking to sell. Does this preclude - just an office this morning preclude you from looking at anything else in the next couple of quarters?

Thomas Robert Cangemi - New York Community Bancorp, Inc. - President, CEO & Chairman of the Board

Chris, I’d tell you that, look, as I said on the previous calls, everything is on the table. We can find great deposit sources that transition this bank away from wholesale funding. It’s a win-win. So we’re going to look at everything that comes away. But more importantly, something that is strategic is Flagstar. Sandro and I had lots of conversations over the years. We’ve built a good relationship with to execute such a significant strategic partnership to build the franchise. There’ll be tremendous opportunities. We hope that we close this deal as soon as possible, obviously, right? The sooner the better, but it doesn’t preclude us from looking at other opportunities.

Christopher Edward McGratty - Keefe, Bruyette, & Woods, Inc., Research Division - MD

Okay. And then if I could just sneak one last one on the pro forma rate sensitivity. Do you have the fixed floating mix pro forma between the loan portfolios?

Thomas Robert Cangemi - New York Community Bancorp, Inc. - President, CEO & Chairman of the Board

Not exactly. But as you can imagine, the percent of floating on New York Community’s balance sheet is not that high, right? But what we have done in the past is we put a swap on to take $2 billion of our fixed rate loans and push it to floating. Flagstar has the same types of programs. They do the same types of balance sheet management on their end. And the benefits on the interest - on the NII sensitivity, not only from the variable rate lending, the true benefits on the liability side. Those noninterest-bearing cost of funds, those low beta other deposit accounts is really what’s helping to drive the NII sensitivity as well. So there’s definitely a higher variable percentage in the Flagstar franchise, which is beneficial. It’s really the entire balance sheet where we’re seeing the NII benefits, especially on the deposit side.

Alessandro P. DiNello - Flagstar Bancorp, Inc. - President, CEO & Director

I would add to that comment that at the end of the day, they have unique lines of businesses that price out their customers where they can do fix the float that we are just starting to go that direction. They have it. We’ll do it together. And this could be a good fee income opportunity for the bank. But more importantly, culturally, we’ll focus on getting away from just being a fixed rate lender to balance the balance sheet. So we’re protecting ourselves from interest rate risk going forward. Our goal in the long end down the road is mutual to the marketplace, not be dependent on short-term interest rates putting pressure on in. So clearly, this gives us tremendous balance. They have some product mixes. They have capital markets activity, they structure their deals around, their mortgage banking scenario, we can do the same thing structured on the multifamily side. So we look at these synergies. By the way, they’re not baked into the model, but there’s tremendous opportunity on fee income as well as balance sheet optimization.

Operator

Our next question comes from the line of Dave Rochester with Compass Point.

David Patrick Rochester - Compass Point Research & Trading, LLC, Research Division - MD, Director of Research & Senior Research Analyst

Congrats on the transaction, and it’s great to hear about the deferrals as well. I just wanted to confirm something you said, Tom, just to make sure I heard it right. Did you say that you can take the combined company to $100 billion in assets just from the standpoint of raising the capacity constraints on the mortgage side of the business because they combined entities larger?

Thomas Robert Cangemi - New York Community Bancorp, Inc. - President, CEO & Chairman of the Board

Well, at the end of the day, we had - combined is $87 billion, but think about the opportunity on growth. I mean, I would say that if you look at consensus growth out there, there really is not a lot of growth on our model, right? So we’re growing right now a multifamily CRE portfolio with specialty around a 5% projected. And you think about where they have opportunities, the fact that we put these companies together, and I keep focusing on the warehouse, that’s a phenomenal business, low risk, tremendous fee opportunity here. Income is spread on that is very attractive, and they have loan invitations based on their side. They have great relationships. We can easily put our capital to work and significantly increase that warehouse business, which happens to be a very attractive business pie to the mortgage banking operation. So we are going to be able to utilize the platform with the capitalization to grow the bank, combined bank. So clearly, I think on an organic perspective, I think the growth rate will probably be higher. We’re not going to give that growth, obviously, until we close the deal. But I think that thinking about us as a 4%, 5% growth is probably too conservative. If you think about multifamily facility, historically, this company has always been a high single-digit grower without transactional activity, right?

So this is a very large transaction. We have a lot of liquid funds as part of the transaction. And clearly, we can go into new markets here with our core platform, including multifamily CRE. So I think collectively, we will be able to grow the balance sheet combine at a faster pace.

David Patrick Rochester - Compass Point Research & Trading, LLC, Research Division - MD, Director of Research & Senior Research Analyst

Just what you just said there regarding multifamily and commercial real estate, are you looking at doing lending outside of the New York City market?

Thomas Robert Cangemi - New York Community Bancorp, Inc. - President, CEO & Chairman of the Board

Well, absolutely. I mean, they do a fine job. They have a very good bond operation. We’ll combine the operations and no question that we should take the model to different places throughout our organization. More of a national footprint here. And we’re looking at other markets. We’re in Florida, we’re in Arizona, we’re in Ohio. We do lending in those markets, and we’re looking at contiguous markets adjacent to those markets. So there’s no question that we can roll out our multifamily product mix throughout different markets that continue to fuel growth. We haven’t done that yet. It’s a very insignificant amount, but there’s no question that we will roll out into some very conservatively into new markets.

David Patrick Rochester - Compass Point Research & Trading, LLC, Research Division - MD, Director of Research & Senior Research Analyst

Okay. And just one comment you made on a previous call, just regarding the margin. I know you have a macro hedge out there that you had mentioned you can remove and that could add pretty decently from the margin in the beginning of ‘22, is that still something that you’re considering doing? And is that a definite that you’re going to do that? Or are you still thinking about it?

Thomas Robert Cangemi - New York Community Bancorp, Inc. - President, CEO & Chairman of the Board

So Dave, all options are on the table here. This is a pretty simple one. We make a decision when it comes due. We have that hedge on the balance sheet when we come together, it may not be necessary. This company has a just disciplined profile from next year given their liquidity on their end, the cost of funds and their interest rate risk positioning. So you would make the very simplistic view of that, yes, it goes away because we’re a new company, and that all adds to margin for next year on a stand-alone basis. But on a combined basis, we just get so much flexibility by not being dependent on being a liability-sensitive institution. That history will change. We’re focusing on being more neutral and potentially active, sensitive depending on where markets are.

David Patrick Rochester - Compass Point Research & Trading, LLC, Research Division - MD, Director of Research & Senior Research Analyst

Sounds good. Maybe just one last one. Tom, you mentioned for the year, looking at a range of 530 to 535, but I know you talked about some potential improvement over that guidance this year. So I was just hoping to get an update on that and what you’re looking at for 2Q?

Thomas Robert Cangemi - New York Community Bancorp, Inc. - President, CEO & Chairman of the Board

Yes. So look, we had a great quarter on the expense side. It was better than expected, right? I think that we’re doing a great job on bringing our expenses in line. So my guess it’s going to be on or around the same as Q1, maybe 133 to 134 and that’s probably conservative. I think we’ve done a phenomenal job - no, Q1 is usually a high quarter. So the fact that we were slightly down is impressive. Well, look, we have a lot going on internally. We’re going to focus on the integration. But at the same time, I think our expense run rate is very manageable here. I don’t envision any substantial cost until we consolidate the franchise. We’ll get that $125 million cost savings on a consolidated basis, but more importantly, I think there’s more efficiencies when you think about the combined entity. When you look at combining 2 large balance sheets, like I said before, there is zero cost base in the mortgage business. We don’t anticipate on touching the mortgage business, but just from putting these 2 complex organizations together, there has to be some more savings. So when you try to model a pro forma run rate on expenses, I think you can probably say that the number that we put up on the deal is probably very light, but they’re highly achievable.

Operator

Our next question comes from the line of Steven Alexopoulos with JPMorgan.

Steven A. Alexopoulos - JPMorgan Chase & Co, Research Division - MD and Head of Mid-Cap & Small-Cap Banks

Good morning, everybody. So Tom, in the past, the success of merging of Retail Bank and commercial Bank has been mixed the best due to the challenge of merging very different cultures together, and you also have a mortgage company in the middle of this. Do you plan to fully merge these cultures together or do you plan to just allow Flagstar to operate somewhat independently?

Thomas Robert Cangemi - New York Community Bancorp, Inc. - President, CEO & Chairman of the Board

This is a transformational change on culture. That’s been my desire. That’s my goal. Like I said previously, we are not going to be running a thrift. This will get us there. This is a major step in changing who we are and where we’re going. We’re bringing on tremendous leadership. Lee Smith, Sandro, we have Reggie Davis, who’s got a tremendous background in this, he is a proven entity. He will be very valuable to the organization. They are our partners. They will help me move forward to build a full-service commercial bank. This is one of the many steps that we’ll do, it changed the culture of this institution. We are not going to run a long-term view of being a thrift. So this is a tremendous step towards changing the culture. So yes, we’re going to embed the culture together. And clearly, this is a transformational cultural change for the company. And we’re very excited about it, very excited. It will be our leadership in people, having the right people in the right places. And maybe Sandro can add some color to that.

Sandro obviously has been there a long time doing that, with this current and existing franchise.

Alessandro P. DiNello - Flagstar Bancorp, Inc. - President, CEO & Director

Yes. Thanks, Tom. I think the key here is leadership. And Tom and I are 100% aligned in how we view culture of the organization from a social point of view as well as from a business point of view. And Tom has just done a terrific job of articulating all of the benefits that this transaction is going to bring to the combined organization. So I’m not worried at all about the cultural fit. This is a powerhouse organization. And those of you that know Flagstar, I know a lot of the people on this call don’t know Flagstar, know that we’ve been very good at doing what we say we’re going to do and I’m confident in this combination with Tom and his team, that we’re going to continue to prove that out. And what Tom has articulated here in terms of how we’re going to bring these organizations together. How are we going to take the advantages of both companies to create an institution that can be successful regardless of what the economic conditions are.

I can’t imagine for us that there could be a better opportunity. And I appreciate the passion with which Tom speaks. And I’m just ready to go and work with him to build a really terrific organization.

Steven A. Alexopoulos - JPMorgan Chase & Co, Research Division - MD and Head of Mid-Cap & Small-Cap Banks

Okay. That’s good color. In terms of the mortgage business, Tom, what’s your outlook for the contribution from mortgage? Do you plan to maintain this pro forma roughly 1/3?

Thomas Robert Cangemi - New York Community Bancorp, Inc. - President, CEO & Chairman of the Board

I’m going to - I’m going to handle it in 2 ways. I’m going to give you my general view of it, and I’m going to pass it over to Lee because he runs the business. But no question when we looked at this business, consensus out there has, I think, 50% reduction in general because of the current peak of the mortgage, if you want to call it peak, very heavy volume. So we’ve looked at it conservatively. I think the marketplace has been somewhere has been 46% to 50% reduction in 2022 and further reduction into 2023.

And that’s modeled in our numbers. So clearly, we believe that, that’s still a very significant contribution. When you look at the pro forma I think the pro forma is going to be around 20% on pro forma of the contribution to overall revenues to the company, which I think is a better balance. When you look at approximately $100 billion franchise or 88 - just under $90 billion, I think that’s unique because, obviously, we’re not betting on one line of business. We’re not betting on multifamily CRE, we’re not betting on just mortgage, we’re combined power house. With that being said, I’m going to refer to Lee to give some more color on the mortgage business because obviously, he runs the business, and we’re very excited to have him as being our President of our business. So Lee, if you want to take that?

Lee Matthew Smith - Flagstar Bancorp, Inc. - President of Mortgage of Flagstar Bank

Yes. Sure. Thanks again, Tom. Yes. I mean, look, from a volume point of view, we leveraged the MBA agency guidance. And if you look at 2021 they’re still saying it’s going to be a $3.6 trillion market in 2022, it’s $2.6 trillion.

And in 2023, $2.3 trillion. We’ve been pretty conservative in what we’ve modeled out over the 3 years, and the numbers still work. And when I say we’ve been conservative, here’s what I mean, and here are the opportunities, I think, for us from a mortgage point of view. We’ve seen the GSEs pulling back as it relates to non owner-occupied and investor properties. They’re also limiting the cash window at the end of this year. And I think with the combined bigger balance sheet and our RMBS securitization program, we can step into that void and benefit, especially through our bulk and corresponding channels. I mentioned earlier that we want to grow the consumer Direct and broker but mix. We’re underway in those channels, and those are 2 channels that we can grow organically. And then the other thing that I haven’t mentioned is we have $2.5 billion of EBOs on our balance sheet. We believe $ 1 billion of those will fall through the partial claim process and $ 1 billion of those will go through modifications. This will add $103 million to gain on sale revenues in the second half of ‘21 and then $ 54 million in 2022. So it’s going to be $49 million in the second half of ‘21, $54 million in 2022.

So we think that there’s plenty of upside putting these 2 entities together for us to continue to grow from a mortgage point of view. And then from a servicing point of view, we’re already the sixth largest subservicer in the country. We’ve got 1.1 million loans on the book. We have the capacity to service a subservice 3 million loans. So we have plenty of room to grow. And there’s lots of ancillary benefits from that business, the business of which Thomas mentioned are the Escrow deposits.

Thomas Robert Cangemi - New York Community Bancorp, Inc. - President, CEO & Chairman of the Board

Steve, just one other point on that. I just wanted to add. When we had the Amtrust franchise and we ran the mortgage business, we had a very unique program. Obviously, to diversify the balance sheet. We put on a hybrid on program for a very wealthy customers that would look at financing as more of a financial light that they had to have some financing against their net worth. And clearly, low LTV, high FICO paper as a placeholder for diversification for this bank. We did it very successfully. We rolled out a program, we take the steps on what we wanted to have through the mortgage banking operations. And we never had a 30-day late pay. So we have these balance sheet optimization opportunities will come versus sitting on cash. We sit on a hybrid arm loan that’s a 30%, 50% LTV and always pay is a nice option that we don’t have currently. This balance sheet then gives us tremendous amount of flexibility to optimize the balance sheet. And as we had indicated on the capital in the market side, you guys had that capital markets capability on resi, it doesn’t mean we can’t move it all to commercial real estate as well. So we’re really excited about the potential synergies that are out there that we’re not modeling, but they’re there.

Steven A. Alexopoulos - JPMorgan Chase & Co, Research Division - MD and Head of Mid-Cap & Small-Cap Banks

So Tom, given the transformation that you’re planning, what kind of bank do you see yourself building here from a revenue growth perspective? This a low single-digit grower, mid single digit grower? Like what are we building here?

Thomas Robert Cangemi - New York Community Bancorp, Inc. - President, CEO & Chairman of the Board

Well, I think conservatively, let’s say we’re for at a high single-digit growth. But I think we’re going to have to come together and close the deal first. You know us well, see, we’ve always grown up until a few years, our multifamily CRE book at high single digits absent any business combination. So this is a major business combination. It’s the largest business combination that we’ve ever announced and we’re very pleased about it, but the flexibility to grow the balance sheet and grow the asset classes conservatively is going to change the growth rate. I believe the market has us at a 4% or 5% growth rate. Now that is very conservative when you’re thinking about the opportunity with balance sheet optimization. The capital generation of the franchise is significant, having an extra $500 million a year on capital generation, bringing the payout ratio down to levels that we can utilize capital for growth and/or flexibility depending on market conditions, is a very unique opportunity for us. I think when you think about the potential of more product mix, growing these lines of businesses, throughout the footprint and potentially taking it nationally into markets that we’re comfortable, I think, is a tremendous, tremendous opportunity. And maybe Sandro wants to add a few words. I know Sandro and I talk about this about the lines of business. But all these lines of business we have are extremely well managed. We’ve diligenced them. And Sandro has done a great job in putting this team together. He bought in Reggie Davis as the President of Banking. He’s going to we’re going to back us fuel the transformation for us. We’re excited to have them on board. And like I said, this is going to be about cultural change. This is a cultural change for the franchise, getting away from the thrift franchise. So maybe Sandro wants to add a few words to that.

Alessandro P. DiNello - Flagstar Bancorp, Inc. - President, CEO & Director

Yes. Let me speak a little bit to the mortgage business. As Tom said in his prepared remarks, the capital generation for mortgage can be extremely significant if you take a look at Flagstar, and let’s compare 2018 to 2020. In 2018, we had $200 million of revenue from the mortgage business. In 2020, we had $971 million. We turned on assets in 2018 still was 1.04%, and the return on equity that year was 12.67%. That’s with $200 million of mortgage revenue. We had more than that in the last quarter. So the power of the mortgage business is expressed by being able to take advantage of that when it’s there. And so we jumped on it in 2020, we increased our mortgage revenue to $971 million and jumped our return on equity to 29% and our return on assets to 2%. This is the power of the mortgage business. And the criticism on Flagstar has been that it’s too much revenue as a percentage of your total. So by combining these companies, you now take that volatility in the mortgage business. You smooth it out because it becomes much less of the total, but it’s still there, still regularly providing good returns. And then when those special opportunities present themselves, you jump on it needs and you generate just a tremendous amount of capital. So this is terrific amount. We can continue to run this business, the way we run it. As Lee has said, we think even when the mortgage origination volume overall in the country decline because we’ve got a couple of areas that we are underweight, and right now, we’re not pushing, we will push those, we will grow those, and everybody knows that direct-to-consumer is the way of the future. So the opportunity to take, what is about 10% of our business in direct-to-consumer, up to 20%, 30%, 40% of our business protects us on the downside when mortgage originations declined. We will show you that we will maintain the contribution of this mortgage business on a steady basis. And then when that special opportunity is there, we’ll jump on it, and we’ll do what we did in 2020 and what we did in the first quarter of 2021.

Operator

Our next question comes from the line of Brock Vandervliet with UBS.

Brocker Clinton Vandervliet - UBS Investment Bank, Research Division - Executive Director & Senior Banks Analyst of Mid Cap

Just a follow-up on that one. And maybe this is another one for Sandro on the FBC. But I appreciate the guide on mortgage volumes. If you could also talk about your experience with gain on sale, what those expectations may be going forward. In addition to, if you could just give us color for those of us that haven’t covered Flagstar in the past, what your distribution channels look like? Because I think there’s a lot of concern at the moment about, particularly the wholesale and correspondent gain on sale. Perhaps you could talk to?

Thomas Robert Cangemi - New York Community Bancorp, Inc. - President, CEO & Chairman of the Board

Well, let me start, and then we will fill in here. So relative to gain on sale, our margin in the first quarter was 184, it was down a little bit against the prior quarter, but not as much as some other organizations experienced in Q1. We did give you some guidance in our investor deck. I want you to that, so you can see what we’re projecting going forward. So we do think there’s going to be some narrowing in the margins over the next quarter. But not in a way that is going to cause the organization to not meet its expectations relative to earnings. With respect to the distribution channel, we’re largely TPO, 70% or so of our business is third-party originated, and from third-party originators, and we’ve been in this business since 1987. I’ll tell you, when I first became CEO in 2013, I didn’t know a lot about the mortgage business because I have been on the banking side of the organization.

One of the first things I did was to go around the country with our regional executives and meet with not only our team but our customers and the loyalty that exists out in the marketplace amongst third-party originators for Flagstar is unquestioned, and no one has that kind of loyalty. So we’re very confident about being able to maintain the market share that we have in the TPO business, and it’s been very consistent over the years. The other 2 lines of business are retail and direct-to-consumer and retail is about, what, 20% of the total and direct-to-consumer about 10%.

Lee Matthew Smith - Flagstar Bancorp, Inc. - President of Mortgage of Flagstar Bank

Yes, that’s right. Yes. Let me jump in then. To be more specific on the channel. So the TPO business consists of a bulk channel, correspondent delegated, correspondent non-delegated and a broker channel. And then we have a distributed retail channel and a consumer direct channel, which is also considered retail. The split, the Sandro said is 70% TPO, 30% retail, but the advantage is we are originating in all 6 channels.

So we get to see how the market is moving. And because we have a diversified origination business, we can pick where there’s opportunity. And then you couple that with the fact that we’re now going to have an almost $90 billion balance sheet. We have our own R&D or securitization program. I think there’s a lot we can do here to further leverage that distribution channel of from the mortgage business.

Thomas Robert Cangemi - New York Community Bancorp, Inc. - President, CEO & Chairman of the Board

I think what you’re going to find as you look into Flagstar little more as it relates to the mortgage business, it’s a very sophisticated mortgage business. We just alluded to the RMBS. It was really - other than the big money center banks, nobody is doing RMBS transactions at the rate and pace that Flagstar is. And I think what you’ll find is that very few mortgage lenders have the number of channels and the levers that we can pull. So we’re very, very opportunistic. We’ve been that way in terms of how we run the entire organization, and particularly in the mortgage business because we have those 6 different channels.

We’ll go where the opportunity exists, and we’ll jump on it, and that’s what we’ve always done. We can go back and look at the record. It’s steady, it’s solid, and it will continue to be going forward.

Brocker Clinton Vandervliet - UBS Investment Bank, Research Division - Executive Director & Senior Banks Analyst of Mid Cap

Got it. And just a brief follow-up. In terms of MSR exposure, could you kind of run through that and talk about your hedging, how you look at that?

Alessandro P. DiNello - Flagstar Bancorp, Inc. - President, CEO & Director

Tom, do you want to take that?

Thomas Robert Cangemi - New York Community Bancorp, Inc. - President, CEO & Chairman of the Board

Yes. Sandro, obviously, you guys are running the MSR part. We’re very familiar with value you guys take that one.

Alessandro P. DiNello - Flagstar Bancorp, Inc. - President, CEO & Director

Yes, I’m going to let Jim Ciroli, our CFO, take that one. The treasury team, which has been outstanding. Reports under Jim, and he can be very articulate about what we do in MSR.

James K. Ciroli - Flagstar Bancorp, Inc. - Executive VP & CFO

Right. No, we manage our MSR limitation. So as you are aware, there’s a 25% limit that we have to hold on the balance sheet. Otherwise, it becomes very capital punitive. And from a hedging perspective, we made the decision back in 2016 to fully hedge that up, not just from a delta perspective, a change in interest rates. But from a Vega perspective as well, and the correlation that the teams achieved from that point on has been around 99% between the hedge and the value of the MSR.

Brocker Clinton Vandervliet - UBS Investment Bank, Research Division - Executive Director & Senior Banks Analyst of Mid Cap

Got it.

Thomas Robert Cangemi - New York Community Bancorp, Inc. - President, CEO & Chairman of the Board

Just to add to that commentary. Just bear in mind, when we combine the capitalization, the ability to put on more MSR to maximize the opportunity on the liability side is also a huge opportunity. We think it’s a few billion dollars of non interest-bearing demand deposits for just by maximizing MSR. So clearly, that’s not in the run rate, but is that topic netting and a lot of more noninterest-bearing deposits into both on a combined basis. So there’s no question, a significant change in the liability structure as we move forward as a much larger company with a bigger MSR.

Operator

Our next question comes from the line of Steven Duong with RBC Capital Markets.

Tu Duong - RBC Capital Markets, Research Division - Analyst

Congrats on the deal. Tom, just on the commercial portfolio, you’d be around 9% of total loans. Can you share us where you’d like the portfolio to get to? And what are your thoughts about getting there?

Thomas Robert Cangemi - New York Community Bancorp, Inc. - President, CEO & Chairman of the Board

Look, we’ve always been significantly allocate to multi time CRE, and we have this opportunity to build up relationship lending. That’s the key here. And Flagstar does a really nice job with that. If you look at their franchise, it’s a tremendous balance of what they’ve done over the past few years by diversifying more towards commercial banking. I’d like to see some more C&I, I’d like to have at the positive relationship business roll out through the franchise as we discussed in multiple occasions, Reggie Davis is going to be the leader there, and that’s going to be the rollout for the company. I think we can do some great things there. We’ve just started on the commercial relationship side, mostly on CRE, and we really don’t have a C&I presence. So having a C&I presence with Flagstar, with people and talent and processes to build that is going to be opportunistic. We’re in very unique markets, growth markets, Arizona, Florida, these are solid markets. And we’re not on the field. So ultimately, we’ll be in the field, bringing in that business so I’d like to see a better balance. It’s not going to be just mortgage and multifamily. We’re going to build a C&I conservatively and pick up top customers. And like I indicated, warehouse, the homebuilder business is the all 4 business is well-managed and I think they’re constrained by the size of their capital position. And obviously, it’s competitive, it’s always business is competitive, but we believe that with the right people, we can get some good lines of businesses growing at a much higher pace by putting a larger capital allocation towards those lines of businesses. So I would say, over time, as we discussed in our prepared remarks, more of a commercial bank balance sheet, along with more commercial bank revenue streams. We even discussing the fee income opportunities, but ultimately, fee income clearly is going to be outside of mortgage, a priority for the bank as well.

Tu Duong - RBC Capital Markets, Research Division - Analyst

Understood. So I guess when you guys eventually fire on all cylinders the way you’d like. Do you see your pro forma efficiencies may be eventually dipping below 50%?

Thomas Robert Cangemi - New York Community Bancorp, Inc. - President, CEO & Chairman of the Board

It’s interesting, as we indicated, a lot of the costs are variable, but they make a lot of money. An get returns on equity versus 30% this quarter. And if you normalize that, say, you want to take it down to more of the normalized market, it’s still very profitable. It’s a very - it’s a focused business. You have to be able to hire and adjust when you need to adjust and invest. And I think they’ve done a phenomenal job on that. So clearly, we have always been very prudent on expenses. We’ve been very focused as being efficient the way our business model was. I would say when we have scale, and you have the right technology investments, which we plan on investing, and over time, we will be efficient. And obviously, the home of companies to be efficient. They’re in a different business on the mortgage side. You have a lot of cost structure, but you also make a lot of money. And as we indicated, you can up and down that, depending on where you want to invest your opportunities. So clearly, they’ve invested there’s a lot going on the tech side that we’re looking at. They are looking at a lot of items as well to be more efficient and be more digitized. And I think over time, we’ll have a digitized platform for the product mix. We need to figure out how to digitize that customer experience through the retail platform. That’s clearly a priority goal for us. So I would say we could be efficient. We will be efficient. And even when you pro forma this company in the low 50s, it’s still market-leading efficiency.

Operator

Our next question comes from the line of Matthew Breese with Stephens Inc.

Matthew M. Breese - Stephens Inc., Research Division - MD & Analyst

I haven’t heard otherwise, but just to be clear, are there any asset classes or loan segments that you plan to deemphasize or put in run-off mode with the transaction?

Thomas Robert Cangemi - New York Community Bancorp, Inc. - President, CEO & Chairman of the Board

No run-off mode, this is going to be investing with the 2 cultures coming together and maximizing the opportunity. We’re very comfortable what they have. We want to expand these businesses. And clearly, we believe there’s opportunity for growth.

So there is no plan to be restructuring in runoff forward.

Matthew M. Breese - Stephens Inc., Research Division - MD & Analyst

Got it. Okay. And then for the Flagstar folks, Sandro, maybe provide some perspective on why you feel comfortable adding so much exposure to New York City. It’s one of the hardest hit areas from COVID. The political situation has been challenging, especially with some of the new real estate legislation, potential for that to continue. So how did you get comfortable adding exposure here? And maybe provide some of the things you liked about the geography and see is additive to your core franchise?

Alessandro P. DiNello - Flagstar Bancorp, Inc. - President, CEO & Director

Well, look, it’s one of - it’s the largest metro area in the country. So I think it makes a whole lot of sense for us to take our retail offerings into that market. There’s a lot of people that live there and a lot of people that we can sell banking services to.

As it relates to the exposure to New York generally. I mean, the credit history of NYCB is stellar. So we’re - we’ve done extensive due diligence on their loan portfolio using outside advisers and speaking to experts in the field. And the dealing we came away with in a very, very strong way. Was that the portfolio has held up, and it’s going to continue to hold up. And that’s the key really is what’s the exposure you have in the existing portfolio. The lending you do going forward will be based on the risk you’re wiling to take going forward. So looking forward is less important as it relates to the New York City COVID situation as opposed to the past.

And we’re very, very comfortable with the quality of the portfolio that the NYCB team has put forth.

Matthew M. Breese - Stephens Inc., Research Division - MD & Analyst

And then, Tom, maybe just staying on the subject. There is new legislation on the floor related to eviction without good cause. Seems like they’re taking a shot at market rate apartments this time? Just curious your thoughts on the severity of that legislation and the outcome of that legislation and your exposure to the market rate segment?

Thomas Robert Cangemi - New York Community Bancorp, Inc. - President, CEO & Chairman of the Board

Now I don’t believe it’s one before I think it in the committee hands, but I think they are talking about a lot of interesting things to destroy value in real estate in general. But hopefully, this is obviously in preliminary discussions. It’s not on the floor for a vote. It’s in the committee levels on both sides. And everyone is looking at it. And obviously, we wouldn’t - we would have a very strong disagreement to go there because it would not be powerful for real estate in general. So clearly, we’re monitoring it. We can’t control it, but no question that these are interesting times and regarding the real estate investing. And hopefully, they’ll move in the direction that is somewhat stable instead of - as we’ll call it irrational.

Matthew M. Breese - Stephens Inc., Research Division - MD & Analyst

Right. Understood. Okay. Last one for me. Just in terms of the cost saves, could you just be a little bit more specific as to where they are, in fact, coming from?

Alessandro P. DiNello - Flagstar Bancorp, Inc. - President, CEO & Director

Yes. John, you had that right?

John J. Pinto - New York Community Bancorp, Inc. - Senior EVP & CFO

Sure. And as we mentioned, we believe they’re readily achievable given 8% of the combined organization, especially given the fact that we are on the same systems conversion, the same system provider. So given that, not only with the savings and systems, but we’ll have savings in other G&A, including in professional fees. And then also, we’ll have some redundant back office. So it’s really split amongst the franchise. As Tom said, it will be - this deal will be a change for us, a cultural change for us to continue to move towards the commercial bank strategy. So we’ll see it amongst the different line items in noninterest expense, primarily in systems, some other G&A professional fees and then there some redundant back office from a comp and benefits perspective.

Thomas Robert Cangemi - New York Community Bancorp, Inc. - President, CEO & Chairman of the Board

Yes. And I would just add to that on a net perspective, we look at the opportunity here. And hopefully, there’s other people listening in the marketplace. We’re going to bring on some people. We’re going to bring on some relationship type individuals that bring books of business to the bank, which go into the C&I platforms. And Reggie Davis will be leading that charge for us. So we’re excited about the team opportunities. So we have a handful of risk outs coming, it’s not indicative yet, but that’s going to be the strategy over time. They put people into these very good markets and actually start to compete in the field. We don’t do that here. So they’ve done a nice job there, and Reggie is going to work real hard to get these great opportunities to ensure that we move towards the transition of a true commercial bank organization. And I think that’s a very powerful statement from a franchise that mostly all of its business through the broker channel. This is more diverse. We will have people how they’re bringing in deposit flows, lending on great deposit opportunities and focusing on a more diversified balance sheet.

I think that’s where the opportunity, which, again, the synergistic part of it is now modeled out. These are just a very powerful change in culture, and it’s all about coastal changer getting away from the thrift model. And we think it’s important timing with this. So clearly, like I said in previous calls, this is cultural change. We’re very excited about the culture change. And I’m assuming there’s some people out, they do want to potentially join a very unique opportunity. So we’re open for business.

Operator

Our next question comes from the line of Ken Zerbe with Morgan Stanley.

Kenneth Allen Zerbe - Morgan Stanley, Research Division - Executive Director

Tom, I just wanted to go back to one of the answers that you gave about expanding outside of New York City. And I think you were talking about multifamily. I mean, New York City has always been such a great market for you guys. It definitely caters to the rent-stabilized niche that you guys are very focused on. I guess, I’m just a little confused in terms of why you would go outside of New York, when New York still probably offers a lot of growth opportunities for you and outside New York doesn’t have the same sort of rent-stabilized markets than New York does.

Thomas Robert Cangemi - New York Community Bancorp, Inc. - President, CEO & Chairman of the Board

Yes. So Ken, don’t be confused, this is pretty simplicity. We are going to invest in our communities. There’s no question that we’re going to take the talent from both sides and have lending opportunities. They have a multifamily lending platform that’s non broker driven, right? They go out there and they meet the customers and they bring that business to the table, and it’s a well-oiled focused on, we’ll call it, conservative underwriting standards and doing conservative cash flow lending in good markets is prudent. So we’re not going to do speculative lending. We feel that we have a very significant platform. Obviously, we’re a substantial player in the 5 boroughs. But we have a team that looked at transactions with our existing clients or that are outside of New York.

So there’s nothing wrong with banking a customer who’s been banking with us for 40 years that decides to go into Philadelphia or in the South Florida market. We’re in the South Florida market. We have to lend on a regulatory perspective into these markets. So we’re excited about having the tools and the people. We have a very well-oiled machine when it comes to what we do, which is the broker channel. And clearly, having a complementary business that has other means of sourcing these opportunities, both on the C&I side and the commercial real estate side is going to be additive. I think it also to be very focused on the team build in respect to these markets. We do not have people in the field in Florida. So having a group of seasoned people that bring deposit opportunities that bring culture, commercial change where they’re going to bring in the relationship lending to the table is important. They do it in Michigan. They do it in their market. They do it where their branch structure is. Now we’re going to expand it into all of our markets. I think that’s the excitement of the balance sheet opportunity. So I call about optimization.

It’s also going to be about ranging the right people. So we’re going to really change the culture of how we look at opportunities within the market and focus on more being commercial bank like.

Operator

(Operator Instructions) Our next question comes from the line of Christopher Marinac with Janney Macosco.

Christopher William Marinac - Janney Montgomery Scott LLC, Research Division - Director of Research and Banks & Thrifts Analyst

I wanted to ask you about the pledge on the return on tangible common of 16. It would seem to me that if you can execute on the plan and the capital management goes as you’d like, that you can get above that over time. Is that a fair impression?

Thomas Robert Cangemi - New York Community Bancorp, Inc. - President, CEO & Chairman of the Board

Look, you know what, we want to be optimistic, we also want to be conservative. That’s the pro forma numbers that we talked about. There’s no synergies baked into this deal. The cost savings are conservative. This is putting the 2 companies together as they stand today with a substantial adjustment to the mortgage business. I think we’re going to have opportunities throughout the whole organization. I think the growth today will be higher. I think the deposit gathering opportunity will be greater. I think more importantly, none of our modeling has the ability to maximize their mortgage business into our balance sheet, including bringing a lot of noninterest-bearing core accounts. That number that comes will be a reduction of our wholesale dependency, which drives the cost of our expense lower so these are conservative numbers. We want to be conservative. We want to be in a position where we put the company together, and we focus on being a high-returning institution, but we also want to be conservative. So clearly, if you look at the math, as we talked about in the prepared remarks, no buybacks forecasted, no synergies forecasted. We don’t have any restructuring or repositioning forecasted, we’re going to have lots of opportunities. As the balance sheet comes together, there could be a different environment with our country, may be in a position where we’re growing very fast, and we could be able to maximize the balance sheet because rates are dramatically high, and we have the ability to put a lot of this liquidity to work. So we’re very pleased about the timing of such. We think that no one is going to get it right on the interest rate side, but so we’re going to be better balanced. We’re not going to be liability dependent. We’re not liability-sensitive on a consolidated basis. We’re going to be better balanced. I think having a better balance and having a, I’ll call it, a hyper focus on making this bank into a commercial banking enterprise is key, getting away from the traditional thrift model is where we believe the future is.

Christopher William Marinac - Janney Montgomery Scott LLC, Research Division - Director of Research and Banks & Thrifts Analyst

Great. And just a quick follow-up for Sandro. The distribution channels that Flagstar has historically had, how much of that are nonbanks, nonregulated institutions? This seems a deep customer base that you serve?

Alessandro P. DiNello - Flagstar Bancorp, Inc. - President, CEO & Director

Are you speaking about the mortgage business specifically?

Christopher William Marinac - Janney Montgomery Scott LLC, Research Division - Director of Research and Banks & Thrifts Analyst

Yes, correct.

Alessandro P. DiNello - Flagstar Bancorp, Inc. - President, CEO & Director

Yes. So all of our - almost all of our relationships in the third-party channel would be with nonbanks. Now we do provide services to small banks and credit unions as well. I don’t know if Lee knows what amount that is. Last I knew I was 200 or 300 small banks and credit unions sell us product. But for the most part, it is nonbank originators.

Lee Matthew Smith - Flagstar Bancorp, Inc. - President of Mortgage of Flagstar Bank

Yes. And we deal with about 2,300 TPOs in total.

Christopher William Marinac - Janney Montgomery Scott LLC, Research Division - Director of Research and Banks & Thrifts Analyst

Great. So given the liquidity that’s out there everywhere, the speed’s right into that distribution?

Alessandro P. DiNello - Flagstar Bancorp, Inc. - President, CEO & Director

Correct.

Operator

Thank you. Ladies and gentlemen, this concludes our time allowed for questions. I’ll turn the floor back to Mr. Cangemi for any final comments.

Thomas Robert Cangemi - New York Community Bancorp, Inc. - President, CEO & Chairman of the Board

Thank you, again, for taking the time to join us this morning. We are both truly excited about this transaction and look forward to bringing the best of both companies together, and more importantly, partnering with a great team of Flagstar. Thank you all.

Operator

Thank you. This concludes today’s conference. You may disconnect your lines at this time. Thank you for your participation.

Cautionary Statements Regarding Forward-Looking Information

Certain statements in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to NYCB’s and Flagstar’s beliefs, goals, intentions, and expectations regarding revenues, earnings, loan production, asset quality, capital levels, and acquisitions, among other matters; NYCB’s and Flagstar’s estimates of future costs and benefits of the actions each company may take; NYCB’s and Flagstar’s assessments of probable losses on loans; NYCB’s and Flagstar’s assessments of interest rate and other market risks; and NYCB’s and Flagstar’s ability to achieve their respective financial and other strategic goals.

Forward-looking statements are typically identified by such words as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “should,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction.

Additionally, forward-looking statements speak only as of the date they are made; NYCB and Flagstar do not assume any duty, and do not undertake, to update such forward-looking statements. Furthermore, because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of NYCB and Flagstar. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement among NYCB, 615 Corp. and Flagstar; the outcome of any legal proceedings that may be instituted against NYCB or Flagstar; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated; the ability of NYCB and Flagstar to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of NYCB or Flagstar; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where NYCB and Flagstar do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the proposed transaction within the expected timeframes or at all and to successfully integrate Flagstar’s operations and those of NYCB; such integration may be more difficult, time consuming or costly than expected; revenues following the proposed transaction may be lower than expected; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; NYCB’s and Flagstar’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by NYCB’s issuance of additional shares of its capital stock in connection with the proposed transaction; and other factors that may affect future results of NYCB and Flagstar; and the other factors discussed in the “Risk Factors” section NYCB’s Annual Report on Form 10-K for the year ended December 31, 2020 and in other reports NYCB files with the U.S. Securities and Exchange Commission (the “SEC”), which are available at http://www.sec.gov and in the “SEC Filings” section of NYCB’s website, https://ir.mynycb.com, under the heading “Financial Information,” and in Flagstar’s Annual Report on Form 10-K for the year ended December 31, 2020 and in Flagstar’s other filings with SEC, which are available at http://www.sec.gov and in the “Documents” section of Flagstar’s website, https://investors.flagstar.com.

Important Information and Where You Can Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction by NYCB and Flagstar. In connection with the proposed transaction, NYCB will file with the SEC a registration statement on Form S-4 to register the shares of NYCB’s capital stock to be issued in connection with the proposed transaction. The registration statement will include a prospectus of NYCB and a joint proxy statement of NYCB and Flagstar, which will be sent to the stockholders of NYCB and shareholders of Flagstar seeking certain approvals related to the proposed transaction. INVESTORS AND SECURITY HOLDERS OF NYCB AND FLAGSTAR AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NYCB, FLAGSTAR AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about NYCB and Flagstar, without charge, at the SEC’s website (http://www.sec.gov). Copies of documents filed with the SEC by NYCB can also be obtained, without charge, by directing a request to Investor Relations, New York Community Bancorp, Inc., 615 Merrick Avenue, Westbury, New York 11590 or by telephone (516-683-4420). Copies of documents filed with the SEC by Flagstar can also be obtained, without charge, by directing requests to Investor Relations, Flagstar Bancorp, Inc., 5151 Corporate Drive, Troy, Michigan 48098 or by telephone (248-312-5741).

Participants in the Solicitation of Proxies in Connection with Proposed Transaction

NYCB, Flagstar, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding NYCB’s directors and executive officers is available in its definitive proxy statement for its 2021 annual stockholders meeting, which was filed with the SEC on April 16, 2021, and certain of its Current Reports on Form 8-K. Information regarding Flagstar’s directors and executive officers is available in its definitive proxy statement for its 2021 annual shareholders meeting, which was filed with the SEC on April 15, 2021, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.